July 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3628

Attn:	Ruairi Regan and Pamela Howell

Re:	Castle Biosciences, Inc. (the “Company”) – Request for Acceleration
Registration Statement on Form S-1 (File No. 333-232369)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on July 24, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that, through the date hereof, we have effected the following distribution of the Company’s Preliminary Prospectus dated July 15, 2019, the Company’s Preliminary Prospectus dated July 19, 2019 and the Company’s Free Writing Prospectus dated July 19, 2019: approximately 1,330 copies to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

SVB Leerink LLC
Robert W. Baird & Co. Incorporated

As representatives of the several Underwriters

By:	SVB Leerink LLC

	By:	/s/ Ryan Lindquist
	Name:	Ryan Lindquist
	Title:	Managing Director

By:	Robert W. Baird & Co. Incorporated

	By:	/s/ Ryan Engelhardt
	Name:	Ryan Engelhardt
	Title:	Managing Director

[Signature Page to Acceleration Request Letter]